SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                              (Amendment No. 1 )*

American Buildings Company
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

024757106
(CUSIP Number)

Thomas Sandell, 230 Park Avenue, New York, New York 10169; Tel: (212) 499-2920 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

April 8, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 6 Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Master Investments Ltd.

2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

         460,200

6.       SHARED VOTING POWER

                           0

7.       SOLE DISPOSITIVE POWER

         460,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         460,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.01%

12.      TYPE OF REPORTING PERSON*

                  CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Sandell Asset Management Corp.


2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  460,200

6.       SHARED VOTING POWER

                           0

7.       SOLE DISPOSITIVE POWER

                  460,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  460,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.01%

12.      TYPE OF REPORTING PERSON*

                  CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Thomas Sandell

2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

         460,200

6.       SHARED VOTING POWER

                           0

7.       SOLE DISPOSITIVE POWER

         460,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         460,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.01%

12.      TYPE OF REPORTING PERSON*

                  IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.01 par value (the "Common Stock") of American Buildings Company (the "Issuer") beneficially owned by the Reporting Persons specified herein as of the close of business on April 19, 1999 and amends and supplements the Schedule 13G dated April 19, 1999 filed by the Reporting Persons (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).        Name of Persons Filing:

         The names of the persons  filing this  statement  on Schedule  13G are:
         Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg"), Sandell Asset Management Corp., a British Virgin Islands company ("SAMC") and Thomas Sandell, a Swedish citizen ("Sandell") (together, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         The principal business address for Castlerigg and SAMC is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for Mr. Sandell is 230 Park Avenue, New York, New York 10169.

Item 2(c).        Citizenship:

         Each of Castlerigg and SAMC is a British Virgin Islands company. Mr. Sandell is a citizen of Sweden.

Item 2(d).        Title of Class of Securities

                           Common Stock, $.01 par value (the "Common Stock").

Item 2(e).        CUSIP Number: 024757106


Item 10. Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:            April 22, 1999

                  CASTLERIGG MASTER INVESTMENTS LTD.

                  By:               Sandell Asset Management Corp.,
                                    Investment Manager


                                    By:     /s/ Thomas Sandell
                                            Thomas Sandell,
                                            President



                  SANDELL ASSET MANAGEMENT CORP.


                  By:      /s/ Thomas Sandell
                           Thomas Sandell,
                           President



                  /s/ Thomas Sandell
                  Thomas Sandell